VF 12-8-04

AM 12-3-04

04014373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23962 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

NOV 2 6 2004

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Advisors & Consultants, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

804 West Park Ave., Bldg C.
(No. and Street)

| Ocean | NJ | 07712 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A Rice (732) 493-0620
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawson, Rescinio, Schibell & Associ
(Name – *if individual, state last, first, middle name*)

| 1806 Route 35 | Oakhurst | NJ | 07755-2759 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas E Musumeci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Advisors & Consultants, Inc, as of November 24, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

---

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Signature

Chairman of the Board

Title

JACULIN CRESPO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/10/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INVESTMENT ADVISORS
# & CONSULTANTS, INC.

## AUDITOR'S REPORT
## SEPTEMBER 30, 2004

LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

We have audited the accompanying statement of financial condition of Investment Advisors & Consultants, Inc. as of September 30, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Advisors & Consultants, Inc. as of September 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawson, Rescinio, Schibell & Assoc., P.C.
Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
November 16, 2004

LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

In planning and performing our audit of the financial statements of Investment Advisors & Consultants, Inc. for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Lawson, Rescinio, Schibell & Assoc., P.C.

Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
November 16, 2004

INVESTMENT ADVISORS & CONSULTANTS, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2004

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2004

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and Cash Equivalents | $ | 145,236 |
| Commissions Receivable | | 650,216 |
| Securities Owned, Not Readily Marketable, at Estimated Fair Value | | 13,800 |
| Prepaid Expenses and Other Current Assets | | 25,482 |
| Total Current Assets | | 834,734 |
| PROPERTY AND EQUIPMENT | | |
| Office Equipment | | 198,011 |
| Leasehold Improvements | | 14,460 |
| Less: Accumulated Depreciation | | (199,598) |
| Property and Equipment - Net | | 12,873 |
| TOTAL ASSETS | $ | 847,607 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts Payable and Accrued Expenses | $ | 16,692 |
| Commissions Payable | | 583,928 |
| Income Taxes Payable | | 7,672 |
| Total Current Liabilities | | 608,292 |
| STOCKHOLDERS' EQUITY | | |
| Capital Stock - No Par or Stated Value, Authorized 1,000 shares, Issued and Outstanding 200 shares | | 5,800 |
| Retained Earnings (Exhibit C) | | 233,515 |
| Total Stockholders' Equity | | 239,315 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 847,607 |

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | AMOUNT | % |
|---|---|---|
| COMMISSION INCOME | $ 11,334,331 | 100.0 |
| COMMISSION EXPENSE | | |
| Sales | 8,879,036 | 78.3 |
| Officers | 1,144,262 | 10.1 |
| | 10,023,298 | 88.4 |
| NET OPERATING INCOME BEFORE SELLING AND ADMINISTRATIVE EXPENSES | 1,311,033 | 11.6 |
| SELLING AND ADMINISTRATIVE EXPENSES See Exhibit B-1 | 1,539,017 | 13.6 |
| NET OPERATING LOSS | (227,984) | (2.0) |
| OTHER INCOME AND EXPENSES | | |
| Interest Income | 2,015 | - |
| Interest Expense | (457) | - |
| Miscellaneous Income | 213,363 | 1.9 |
| Total Other Income and Expenses | 214,921 | 1.9 |
| NET LOSS BEFORE PROVISION FOR FEDERAL AND STATE INCOME TAX | (13,063) | (0.1) |
| PROVISION FOR FEDERAL AND STATE INCOME TAX | 16,295 | 0.1 |
| NET LOSS | $ (29,358) | (0.2) |

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES
## FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | AMOUNT | % |
|---|---|---|
| SELLING AND ADMINISTRATIVE EXPENSES | | |
| Rent and Utilities | $ 51,341 | 0.5 |
| Telephone Expense | 78,570 | 0.7 |
| Auto Expenses | 55,000 | 0.5 |
| Depreciation Expense | 13,063 | 0.1 |
| Office Salaries | 439,627 | 3.9 |
| Officers' Salaries | 178,366 | 1.6 |
| Payroll Taxes | 57,310 | 0.5 |
| Clearing, Execution and Conversion Costs | 32,547 | 0.3 |
| Office Supplies and Expenses | 147,877 | 1.3 |
| Employee Health and Life Insurance | 104,857 | 0.9 |
| Professional Fees | 108,563 | 1.0 |
| Insurance Expense | 37,684 | 0.3 |
| Travel and Entertainment | 51,439 | 0.5 |
| Advertising and Promotion | 3,280 | - |
| Miscellaneous Expenses | 67,720 | 0.6 |
| Licenses and Registrations | 34,214 | 0.3 |
| Seminars and Training | 3,148 | - |
| Technology Costs | 74,411 | 0.6 |
| TOTAL SELLING AND ADMINISTRATIVE EXPENSES | $ 1,539,017 | 13.6 |

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | Capital Stock | Retained Earnings |
|---|---|---|
| BALANCE AT OCTOBER 1, 2003 | $ 5,800 | $ 262,873 |
| NET LOSS FOR THE YEAR ENDED SEPTEMBER 30, 2004 | - | (29,358) |
| BALANCE AT SEPTEMBER 30, 2004 | $ 5,800 | $ 233,515 |

See independent accountants' audit report and notes to financial statements

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## STATEMENT OF CASH FLOW
## FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Loss | $ (29,358) |
| Adjustments to Receconcile Net Loss to Net | |
| Cash Used In Operting Activities | |
| Depreciation | 13,063 |
| Decrease in Commissions Receivable | 125,694 |
| Decreae in Prepaid Expenses and Other Current Assets | 5,889 |
| Decrease in Accounts Payable and Accrued Expenses | (9,590) |
| Decrease in Commissions Payable | (113,792) |
| Increase in Income Taxes Payable | 7,672 |
| NET CASH USED IN OPERATING ACTIVITIRES | (422) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Payments of Note Payable - Insurance | (72,082) |
| NET CASH USED IN FINANCING ACTIVITIES | (72,082) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (72,504) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 217,740 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 145,236 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMARTION | |
| CASH PAID DURING THE YEAR | |
| Interest | $ 457 |
| Income Taxes | $ 4,452 |

See independent accountants' audit report and notes to financial statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of the Company's Business – Investment Advisors & Consultants, Inc. was incorporated under the laws of the State of New Jersey on May 24, 1979; the Corporation is a registered broker dealer licensed in all states exclusive of Montana for sale of mutual funds and variable annuity products. The Company also acts as an introducing broker dealer for the sale of individual securities.

The Corporation is licensed under regulations of the Securities and Exchange Commission (SEC) and the National Association of Security Dealers (NASD) and is a member of Securities Investor Protection Corporation.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue – Commission revenue is recorded on a trade-date basis as securities transactions occur. The related commission expense and clearing expenses are also recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions Receivable – The Management of the Company has determined that the potential for bad debts is not material and has elected not to set up an allowance for doubtful accounts. The Company periodically reviews aging and collections to determine the collectibility of receivables.

Income Taxes – Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Property and Equipment – Property and equipment are recorded at cost. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are charged to current operations. For book purposes depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. For tax purposes depreciation is recorded using accelerated methods. Depreciation expense for the year ended September 30, 2004 was $13,063.

Advertising Costs – The Company expenses all advertising costs when incurred. Advertising expense charged to operations for the year ended September 30, 2004 was $3,280.

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be significant.

New Authoritative Accounting Pronouncements – The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid $43,290 for rent of office space under a month to month lease at fair market value from an affiliate that is 50% owned by an officer of the Company. Included in miscellaneous income, the Company received processing fee income of $59,198 from an affiliate that is owned by the stockholders of the Company. At September 30, 2004, prepaid expenses and other current assets included $8,200 in expense advances to a minority stockholder of the Company.

## NOTE 4 – COMMISSIONS RECEIVABLE

Commissions receivable at September 30, 2004 consists of the following:

| | | |
|---|---|---|
| Mutual Funds and Insurance Companies | $ | 608,950 |
| Clearing Organizations | | 41,266 |
| | $ | 650,216 |

## NOTE 5 – SECURITIES OWNED

Marketable securities owned consist of warrants that are not readily marketable because there is no market on a securities exchange or no independent publicly quoted market. The securities are carried at estimated fair values based on their original cost.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004 the Company had net capital of $187,160, which was $146,607 in excess of its required net capital of $ 40,553. The Company's net capital ratio was 3.25 to 1.

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

## NOTE 7 – INCOME TAXES

The provision for income taxes is comprised of the following components:

| | | |
|---|---|---|
| Current Tax Provision | | |
| Federal | $ | - |
| State | | 16,295 |
| Total Current | | 16,295 |
| Deferred Tax Provision | | |
| Federal | | - |
| State | | - |
| Total Deferred | | - |
| Total Income Tax Provision | $ | 16,295 |

Deferred income taxes relate primarily to timing differences arising from the use of accelerated methods for computing depreciation for tax purposes and operating loss carryfowards. At September 30, 2004 the Company has elected not to record a deferred tax asset due to the uncertainty of realization and immateriality. At September 30, 2004, the Company has operating loss carryfowards of approximately $40,000 that will expire by 2023, if unused.

## NOTE 8 - LEASE COMMITMENTS

The Company leases equipment under operating leases which expire through January 2007. As of September 30, 2004, the future minimum annual rentals are summarized as follows:

| Year Ending September 30, | | |
|---|---|---|
| 2005 | $ | 25,476 |
| 2006 | | 21,348 |
| 2007 | | 6,786 |
| | $ | 53,610 |

The total charge to operations was $34,890 for the year ended September 30, 2004.

## NOTE 9 – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have entered into a cross purchase buy-sell agreement. The agreement stipulates the terms under which the Company's shares can be sold or transferred. Among other things, the agreement gives each stockholder the first option to acquire shares of any stockholder wishing to sell his shares. The stockholders own life insurance policies on each other to be used to fund a death related buy-out.

## NOTE 10 – LITIGATION

The Company successfully defended itself against a malpractice lawsuit during 2004, which resulted in legal fees of approximately $50,000.

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of the action, management is of the opinion that the outcome will not have a significant effect on the Company's financial statements.

SCHEDULE A-1

# INVESTMENT ADVISORS & CONSULTANTS, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF SEPTEMBER 30, 2004

| | |
|---|---|
| Net Capital | |
| Total Stockholders' Equity | $ 239,315 |
| Deduct Stockholders' Equity Not Allowable for Net Capital | - |
| Total Stockholders' Equity Qualified for Net Capital | 239,315 |
| Add: | |
| Subordinated Borrowings Allowable in Computation of Net Capital | - |
| Other (Deductions or Allowable Credits) | - |
| Total Capital and Allowable Subordinated Borrowings | 239,315 |
| Deductions and/or Charges | |
| Securities Not Readily Marketable | 13,800 |
| Property and Equipment - Net | 12,873 |
| Other Assets | 25,482 |
| | 52,155 |
| Net Capital Before Haircuts on Securities Positions (Tentative Net Capital) | 187,160 |
| Haricuts on Securities | - |
| Net Capital | $ 187,160 |
| Aggregate Indebtedness | |
| Items Included in the Statement of Financial Condition | |
| Commissions Payable | $ 583,928 |
| Other Accounts Payable and Accrued Expenses | 16,692 |
| Income Taxes Payable | 7,672 |
| Total Aggregate Indebtedness | $ 608,292 |
| Computation of Basic Net Capital Requirement | |
| Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness) | $ 40,553 |
| Minimum Dollar Net Capital Required | $ 5,000 |
| Net Capital Required (Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Required) | $ 40,553 |
| Excess Net Capital | $ 146,607 |
| Excess Net Capital at 1000% | $ 126,331 |
| Ratio: Aggregate Indebtness to Net Capital | 3.25 |

See independent accountants' audit report and notes to financial statements